This press release is not intended to and does not constitute an offer or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the offer or otherwise. It is not for release, publication or distribution, in whole or in part, in or into or from Canada, Australia, New Zealand, South Africa or Japan, or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Recommended Offer by Sanofi Pasteur

for Acambis plc

Paris, France - July 25, 2008 - Sanofi-aventis announced today that Sanofi Pasteur Holding (the parent company of its Sanofi Pasteur vaccines division) has reached an agreement with Acambis plc on the terms of a unanimously recommended cash offer for the entire issued and to be issued share capital of Acambis. The offer price is 190 pence in cash for each share of Acambis plc, or a total of about £276 million (approximately €350 million)1,

Acambis is an LSE-listed UK vaccines company, developing novel vaccines that address significant unmet medical needs or substantially improve upon current standards of care.

Acambis’ portfolio includes:

—	a licensed smallpox vaccine, ACAM2000®, for which it has a contract with the US government;

—	three late- and mid-stage programmes partnered with Sanofi Pasteur for the development and commercialisation of vaccines against Japanese Encephalitis, Dengue and West Nile virus; and

—	early-stage proprietary programmes targeting potentially significant markets in the fields of Clostridium difficile, influenza and genital herpes.

Sanofi Pasteur and Acambis have enjoyed a long and successful relationship for more than 10 years and the Acambis Group is currently partnered with Sanofi Pasteur for three of its key projects. The acquisition represents the next phase for the two companies’ long-term relationship.

Offer Price

The offer price of 190 pence in cash for each share of Acambis plc values Acambis’ existing issued share capital at approximately £276 million, and represents:

—	a premium of 65.2 per cent. to Acambis’ share price of 115 pence at the close of business on 24 July 2008, the last trading day prior to the date of this announcement; and

—	a premium of 65.2 per cent. to 115 pence, the average of Acambis’ closing share prices over the last 60 trading days prior to the date of this announcement.

1 Based on a £/€ exchange rate of £0.7862 to 1.00 euro.

Implementation of the Offer

It is intended that the acquisition will be implemented by way of a court sanctioned scheme of arrangement (the “Scheme”) under Part 26 of the United Kingdom Companies Act 2006. Under the Scheme, all existing shares would be cancelled in exchange for the cash compensation, and new shares will be issued to Sanofi Pasteur Holding.

For the Scheme to take effect, among other things the related resolutions must be passed by a majority in number representing at least 75% of shares voted at a meeting convened by the Court and by 75% of the shares voted at an extraordinary General Meeting that Acambis plc’s Board of Directors will call for this purpose. It will also require the sanction of the Court.

Sanofi Pasteur Holding has received irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and General Meeting from the directors of Acambis. In addition, Invesco Asset Management and Goldman Sachs International which hold in the aggregate approximately 42 per cent of the existing issued share capital of Acambis have confirmed their intent to support the offer.

It is expected that the Scheme Document will be posted to Shareholders in early August 2008 and that the Scheme will become effective by the end of September 2008, subject to the requisite shareholder approval being obtained and satisfaction of other closing conditions including, amongst others, U.S.anti-trust review and a condition that two key projects remain unpartnered.

About the Offer

Commenting on the Offer, Wayne Pisano, President and Chief Executive Officer of Sanofi Pasteur said: “We are delighted that the board of Acambis has unanimously agreed to recommend our proposed acquisition. This mutually beneficial acquisition is a logical step building upon Sanofi Pasteur and Acambis’ decade long partnership on key projects to develop and market vaccines of the future. Acambis’ skilled workforce made of individuals who share our passion for vaccines and prevention of diseases will contribute to our future success. We look forward to welcoming them into Sanofi Pasteur’s innovation driven organization.”

Integration of Acambis and Sanofi Pasteur will further strengthen Sanofi Pasteur’s position as a vaccine leader with the industry’s broadest range of existing vaccines and vaccines in development.

Acambis’ research capabilities will also strengthen Sanofi Pasteur’s research pipeline with projects such as the only vaccine in development against Clostridium difficile, the developed world’s most common cause of hospital-acquired infection and a universal influenza vaccine approach based on M2 (a protein on the surface of influenza virus) against all ‘A’ strains of the influenza virus. This vaccine has the potential to be part of the seasonal vaccination program and pandemic preparedness program.

Commenting on the Offer, Dr. Peter Fellner, Chairman of Acambis said : “Since Acambis appointed its new management team in early 2007, the company has made a series of important advances, both in progressing its pipeline of innovative vaccines through the clinic and in securing its mid-term financial position. Sanofi Pasteur, which has had a long and successful partnership with Acambis, also recognises the recent advances achieved by Acambis, leading it to make this offer at a substantial premium. Sanofi Pasteur, which is one of the world’s largest vaccines company, will benefit strategically not only from Acambis’ pipeline and technologies, but also from its US-based R&D and manufacturing infrastructure.”

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than a 1.6 billion doses of vaccine in 2007, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.